Exhibit 99.1

News Release

Competition Act amendments silence Canadian businesses taking climate action
Calgary, Alberta (June 20, 2024) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE), as a member of Pathways Alliance, today issued the following statement with respect to the Canadian government's Bill C-59.

As one of the largest oil sands companies in Canada, and a member of the Pathways Alliance, we are steadfast in our commitment to environmental performance and operational emissions reduction. To support our commitment, we have strived to be transparent about our actions and plans, which we believe is critical to building trust and driving improvement.

However, our ability to remain transparent has been significantly compromised as a result of Bill C-59, which was recently passed and includes amendments to the Competition Act related to environmental and climate disclosure. With these changes, it is possible that certain public representations by a business about the benefits of the work it is doing to protect or restore the environment or address climate change will violate the Competition Act and subject it to significant financial penalties unless the business can adequately and properly substantiate their claims according to “internationally recognized methodology,” which may or may not exist.

Creating a public disclosure standard that is so vague as to lack meaning and that relies on undefined "internationally recognized methodology” opens the door for frivolous litigation, particularly by private entities who will now be empowered to directly enforce this new provision of the Competition Act. This represents a serious threat to freedom of communication.

These amendments create significant uncertainty and risk for all Canadian companies regardless of sector, that communicate publicly about environmental performance, including actions to address climate change. As a result, we have been forced to remove information on environmental and climate performance, progress, and plans from our website, social media platforms and other communications channels at this time. These actions are a direct consequence of this legislation and are not related to our commitments or belief in the accuracy of our environmental communications.

The result of this legislation, which has been quickly put in place with little or no consultation, is to silence Canadian businesses taking climate action. We will continue to impress on the federal government the need for clarity regarding these new amendments so that we and all other industries can share the important work we are doing to preserve and restore the environment and address climate change.
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Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans.

Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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